GENCO RESOURCES LTD.
Consolidated Financial Statements
As at June 30, 2007

999 West Hastings, Suite 550, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
GGC (TSX Venture Exchange)

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-02 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our financial statements for the six month period ended June 30, 2007, which follow this notice, have not been reviewed by an auditor.

GENCO RESOURCES LTD
Consolidated Balance Sheets
As at June 30, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	June 30	December 31
	2007	2006
	$	$
Assets
Current assets
Cash	708,155	2,184,209
Accounts receivable	2,189,935	1,738,315
Inventory (Note 4)	515,925	481,821
Prepaid expenses and deposits	454,316	399,128
	3,868,331	4,803,473

Mineral property interests (Note 5)	45,082	44,974
Property, plant, and equipment (Note 6)	20,760,135	17,596,628

	24,673,548	22,445,075

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,947,492	2,695,089
Current portion of long term debt (Note 7)	531,700	582,650
	3,479,192	3,277,739

Long term debt (Note 7)	1,875,608	1,992,789
Asset retirement obligation (Note 8)	139,523	171,057
Future income tax (Note 12)	865,332	841,996

	6,359,655	6,283,581
Shareholders' equity
Share capital (Note 9)	24,441,795	21,357,790
Contributed surplus (Note 9)	2,679,833	1,936,985
Retained earnings (deficit)	(8,807,735)	(7,133,281)
	18,313,893	16,161,494

	24,673,548	22,445,075

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD
Consolidated Statements of Operations and Deficit
For the Three and Six Months Ended June 30, 2007 and June 30, 2006
(Expressed in Canadian dollars)

	3 Months	3 Months	6 Months	6 Months
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
	$	$	$	$

Sales	2,034,549	2,691,220	3,581,575	5,016,696
Cost of sales	830,989	1,347,108	2,066,814	2,804,553
Gross profit	1,203,560	1,344,112	1,514,761	2,212,143

Operating expenses
Administration expenses	1,250,664	516,730	1,887,432	911,139
Stock-based compensation (Note 9)	739,164	96,710	1,227,501	524,385
	1,989,828	613,440	3,114,933	1,435,524

Operating income	(786,268)	730,672	(1,600,172)	776,619

Other income (expense)
Accretion on long term debt	(29,700)	(31,636)	(60,982)	(62,925)
Interest and other income	3,427	18,188	10,036	36,327
	(26,273)	(13,448)	(50,946)	(26,598)

Net income (loss) before tax	(812,541)	717,224	(1,651,118)	750,021

Income tax expense (Note 10) Future	23,336	574,489	23,336	945,495
	23,336	574,489	23,336	945,495

Net income (loss)	(835,877)	142,735	(1,674,454)	(195,474)
Retained earnings (deficit), beginning	(7,971,858)	(5,979,098)	(7,133,281)	(5,640,889)

Retained earnings (deficit), ending	(8,807,735)	(5,836,363)	(8,807,735)	(5,836,363)

Earnings (loss) per share
Basic	(0.02)	0.01	(0.05)	(0.01)
Fully diluted	(0.02)	-	(0.05)	(0.01)

Weighted average number of common shares outstanding
Basic	33,621,131	27,867,978	31,927,955	27,347,072
Fully diluted	34,973,667	31,491,784	33,602,352	30,970,877

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD
Consolidated Statements of Cash Flows
For the Three and Six Months Ended June 30, 2007 and June 30, 2006
(Expressed in Canadian dollars)

	3 Months	3 Months	6 Months	6 Months
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used for) operating activities
Net income (loss)	(835,877)	142,735	(1,674,454)	(195,474)
Adjustments
Accretion on long term debt	29,700	31,636	60,982	62,925
Amortization and accretion	243,500	178,570	496,614	321,630
Future income tax	23,336	574,489	23,336	945,495
Stock-based compensation (Note 9)	739,164	96,710	1,227,501	524,385
	199,823	1,024,140	133,979	1,658,961
Changes in non-cash working capital (Note 11)	(178,680)	402,421	(281,090)	156,859
	21,143	1,426,561	(147,111)	1,815,820

Cash provided by (used for) investing activities
Deferred exploration and development	(1,062,877)	(1,157,577)	(3,236,079)	(1,599,681)
Mine development changes in accounts payable	41,067	-	(7,419)	-
Mineral properties	(108)	-	(108)	(125)
Purchase of property, plant, and equipment	(164,419)	(109,760)	(455,576)	(152,209)
	(1,186,337)	(1,267,337)	(3,699,182)	(1,752,015)

Cash provided by (used for) financing activities
Shares issued for cash (less costs)	775,622	1,041,439	2,599,352	2,340,679
	775,622	1,041,439	2,599,352	2,340,679

Increase (decrease) in cash during the period	(389,572)	1,200,663	(1,246,941)	2,404,484
Effect of changes in foreign exchange rates	(201,198)	(132,986)	(229,113)	(124,648)
Cash, beginning	1,298,925	1,936,916	2,184,209	724,757

Cash, ending	708,155	3,004,593	708,155	3,004,593

Supplementary cash flow information (Note 12)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

1.	Introduction

Genco Resources Ltd. (“Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was $5,000,000 USD with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at $1.02 CAD per share to the vendor to satisfy $1,000,000 USD of the purchase price. Genco agreed to pay the balance of $4,000,000 USD by payments of $500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 CAD for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of $500,000 USD each in cash. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc., La Guitarra Compania Minera, S.A. de C.V. and Servicios para la Industria Minera, S.A. de C.V. All significant inter-company accounts and transactions have been eliminated.

The Company is in the process of exploring, developing, and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

	b)	Cash

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less.

	c)	Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	d)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine.

	e)	Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:
Automotive equipment	25.00%
Buildings	5.00%
Computer equipment	30.00%
Furniture and fixtures	10.00%
Leasehold improvements	20.00%
Mine equipment	12.00%
Mine infrastructure	Unit of production basis

Declining balance:
Computer equipment	30.00 % to 45.00%
Office equipment	20.00%

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	f)	Foreign Currency Translation

The Company's functional and reporting currency is the Canadian dollar. Foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non- monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

	g)	Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

	h)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

	i)	Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

	j)	Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	k)	Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

	l)	Provision for Reclamation and Closure

On January 1, 2003, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements.

3.	Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, prepaid expenses and deposits, investments, and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

Long term debt consists of a non-interest bearing promissory note of $2,500,000 USD (December 31, 2006 - $2,500,000 USD). This debt has been recorded at its fair value based on equal payments of $500,000 USD over eight years starting August 1, 2004 and discounted at 5% per annum.

4.	Inventory

	June 30	December 31
	2007	2006
	$	$

Concentrate	174,217	117,879
Major spares	115,153	—
Parts and supplies	226,555	363,942
	515,925	481,821

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

5.	Mineral Property Interests

	June 30	December 31
	2007	2006
	$	$

Oest Property	25,082	24,974
Transvaal Property	20,000	20,000
	45,082	44,974

Oest Property - Lyon County, Nevada, USA
The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company spent $108 maintaining these claims during the six months ended June 30, 2007 (June 30, 2006 - $125).

Transvaal Property - Kamloops Mining Division, BC, Canada
The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the six months ended June 30, 2007 (June 30, 2006 – $177).

As of June 30, 2007, the Company still maintains the properties in good standing for further exploration and development or potential sale.

6.	Property, Plant, and Equipment

	June 30, 2007
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	258,910	153,892	105,018
Buildings	930,277	197,271	733,006
Computer equipment	103,644	69,392	34,252
Furniture and fixtures	62,754	33,085	29,669
Leasehold improvements	42,038	36,875	5,163
Mine equipment	2,483,938	877,860	1,606,078
Mine infrastructure	11,668,318	784,133	10,884,185
Mine reclamation	85,619	23,436	62,183
	15,635,498	2,175,944	13,459,554
Work in progress
Construction	154,702	—	154,702
Exploration	7,145,879	—	7,145,879
	7,300,581	—	7,300,581

	22,936,079	2,175,944	20,760,135

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

6.	Property, Plant, and Equipment (continued)

	December 31, 2006
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	220,220	121,519	98,701
Buildings	930,277	173,556	756,721
Computer equipment	103,576	56,965	46,611
Furniture and fixtures	63,258	30,724	32,534
Leasehold improvements	44,250	34,663	9,587
Mine equipment	1,881,007	551,861	1,329,146
Mine infrastructure	11,794,987	718,012	11,076,975
Mine reclamation	120,948	21,779	99,169
	15,158,523	1,709,079	13,449,444
Work in progress
Construction	128,980	—	128,980
Equipment not depreciated	235,073	—	235,073
Exploration	3,783,131	—	3,783,131
	4,147,184	—	4,147,184

	19,305,707	1,709,079	17,596,628

7.	Long Term Debt

Pursuant to the acquisition of La Guitarra the Company agreed to pay $4,000,000 USD ($5,318,000 CAD) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of $500,000 USD on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2007 is $588,850 CAD and is recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

	June 30	December 31
	2007	2006
	$	$

Current portion	531,700	582,650
Long term portion	1,875,608	1,992,789
Total debt	2,407,308	2,575,439

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

8.	Provision for Asset Retirement Obligation

	June 30	December 31
	2007	2006
	$	$

Balance, beginning	171,057	198,542
Accretion expense for the period	3,087	7,421
Change in estimate	(34,621)	(34,906)
Balance, ending	139,523	171,057

9.	Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
	Common Shares	$	$
Issued and outstanding:

Balance, December 31, 2005	25,917,855	15,740,114	616,662
Exercise of stock options	744,872	966,674	(346,147)
Exercise of warrants	4,616,001	4,651,002	—
Stock-based compensation	—	—	1,666,470

Balance, December 31, 2006	31,278,728	21,357,790	1,936,985
Exercise of stock options	734,822	1,473,837	(484,654)
Exercise of warrants	1,789,075	1,610,168	—
Stock-based compensation	—	—	1,227,502

Balance, June 30, 2007	33,802,625	24,441,795	2,679,833

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

9.	Share Capital (continued)

	a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 65%, an annual risk free interest rate ranging from 4.00% to 4.25% and vesting over various periods from immediately to 5 years. The fair value of the stock options ranged from $0.40 to $2.17 per stock option.

A summary of the Company's options at June 30, 2007 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2005	2,183,194	0.86
Granted	1,637,932	2.07
Exercised	(744,872)	0.83
Expired or cancelled	(13,750)	1.15

Balance, December 31, 2006	3,062,504	1.51
Granted	719,000	3.43
Exercised	(734,822)	1.35
Expired or cancelled	(102,250)	2.06

Balance, June 30, 2007	2,944,432	2.00

b)	Warrants

A summary of the Company's warrants at June 30, 2007 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2005	6,405,076	0.98
Exercised	(4,616,001)	1.01

Balance, December 31, 2006	1,789,075	0.90
Exercised	(1,789,075)	0.90

Balance, June 30, 2007	—	—

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

10.	Income Tax

The following table reconciles the expected income tax payable (recovery) at the Canadian federal and provincial statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2006 and 2005.

	December 31	December 31
	2006	2005
	$	$

Net income (loss) before tax	(599,387)	815,424
Income tax rate	34.12%	34.12%
Expected income tax expense (recovery) at above rates	(204,511)	278,223
Increase (decrease) due to:
Impact of lower statutory rates on foreign subsidiaries	(153,992)	(98,300)
Non-deductible stock compensation expense	568,600	92,213
Non-deductible accretion on long term debt	40,627	46,817
Non-deductible expenses	13,147	2,100
Effect of the expiry of tax losses	(26,308)	(25,900)
Temporary difference not recognized in the period	—	—
Valuation allowance	654,247	(197,402)

Provision for income taxes	891,810	97,751

	December 31	December 31
	2006	2005
The provision for income taxes consists of:	$	$

Current income taxes	51,009	4,118
Future income taxes	840,801	93,633
	891,810	97,751

The potential benefit arising from operating losses has been recognized as a future tax asset. To the extent that these benefits may not be realized, a valuation allowance is provided.

The following table reflects future income tax assets (liabilities) as at December 31, 2006 and 2005:

	December 31	December 31
	2006	2005
	$	$
Future income tax assets (liabilities)
Impact of reduction in tax rates on future income taxes	—	—
Unclaimed non-capital losses	3,482,377	2,547,247
Accounting value of mineral properties in excess of tax	(3,038,598)	(1,721,945)
Non-deductible reclamation costs and other	47,896	59,563
Valuation allowance	(1,333,671)	(884,865)
	(841,996)	—

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

10.	Income Tax (continued)

The Company has non-capital loss carryforwards expiring in the following years:

	Canada	Mexico	Total
	$	$	$

2007	78,933	—	78,933
2008	86,180	—	86,180
2009	96,951	—	96,951
2010	297,849	—	297,849
2013	—	2,692,258	2,692,258
2014	894,865	2,383,797	3,278,662
2015	1,664,483	—	1,664,483
2016	—	1,143,108	1,143,108
2026	1,983,350	—	1,983,350
	5,102,611	6,219,163	11,321,774

11.	Changes in Non-Cash Working Capital

	3 Months	3 Months	6 Months	6 Months
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
	$	$	$	$

Accounts receivable	(337,632)	(296,049)	(451,620)	(403,826)
Inventory	159,025	201,350	(34,104)	168,719
Prepaid expenses and deposits	(87,512)	(75,514)	(55,188)	(88,143)
Accounts payable	128,506	572,634	252,403	480,109
	(137,613)	402,421	(288,509)	156,859
Less: mine development changes in accounts payable	41,067	—	(7,419)	—
	(178,680)	402,421	(281,090)	156,859

12.	Supplementary Cash Flow Information

	3 Months	3 Months	6 Months	6 Months
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
	$	$	$	$

Interest received	427	12,402	7,036	16,888
Interest paid	—	—	—	—
Income taxes paid	—	—	—	—

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

13.	Related Party Transactions

During the six month period ended June 30, 2007 the Company paid $250,622 in consulting and management fees to directors and officers (June 30, 2006 - $166,885). As at June 30, 2007 there are $83,512 to directors and officers of the Company included in accounts payable (December 31, 2006: $14,035).

During the six month period ended June 30, 2007 directors and officers of the Company exercised 460,072 options ranging from $0.75 to $2.25 each and paid $561,620. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 each and paid $9,630.

14.	Subsequent Events

On July 16, 2007 the Company completed a private placement of 6,666,666 Units at a price of $3.75 per Unit for gross proceeds of $25,000,000 CAD. Each Unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable to purchase a further common share for $5.25 CAD for a period of two years. The agents received a cash commission of 6% of gross proceeds and broker warrants to purchase an aggregate of 400,000 common shares at $5.25 CAD per share for two years. The shares, including shares issuable upon exercise of the warrants and broker warrants, are subject to restrictions on transfer until November 17, 2007. The net proceeds of the placement will be used for exploration of the Company’s mining concessions covering the Temascaltepec Mining District in Mexico, development at its La Guitarra mining complex, capital investments at La Guitarra, and general working capital.

On July 18, 2007 the Company announced that it had commissioned a Feasibility Study for the construction of a heap leach and conventional milling processing plant with a combined capacity totaling 5,000 tonnes per day for an annualized capacity of 1.8 million tonnes of ore. This plant will be designed to process ore from both the outcropping bulk tonnage Creston deposit and the high grade underground silver gold ores historically mined at La Guitarra and in other parts of the district. Kappes Cassiday & Associates is the lead engineering firm for this study.

On August 16, 2007 the Company paid $500,000 USD in cash to Goldcorp Inc. as the fourth installment payment regarding the acquisition of La Guitarra (see Note 1).

Subsequent to June 30, 2007 4,000 options were exercised by employees at a price of $2.00 per share for total proceeds of $8,000.

15.	Economic Dependency

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at June 30, 2007 is $680,237 (June 30, 2006: $860,874) owing from Compania Minera Pena de Bernal.

16.	Comparative Amounts

Certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

17.	Recent Accounting Pronouncements

This Section details recent accounting pronouncements that impact these and future financial statements.

	a)	Financial Instruments – Recognition and Measurement, Section 3855

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This Section establishes guidelines for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

		i)	financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

		ii)	fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

		iii)	only items that are assets or liabilities should be reported as such in financial statements; and

		iv)	special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s financial position and results of operation.

During 2005 the CICA also issued Section 3861, Financial Instruments – Disclosure and Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

	b)	Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13), Hedging Relationships and Section 1650, Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Expressed in Canadian dollars)

17.	Recent Accounting Pronouncements (continued)

	c)	Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income represents a change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative investments, and foreign currency gains and losses related to self-sustaining foreign operations. The Company does not believe that it will have any comprehensive income when it adopts this standard commencing January 1, 2007.